MAXIM GROUP LLC
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

June 1, 2007

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	RESPONSE GENETICS, INC (THE "COMPANY")
REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-139534)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (New York time) on Monday, June 4, 2007, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned has effected from May 3, 2007 through the date hereof approximately the following distribution of the Company’s Preliminary Prospectus, dated May 3, 2007:

  500        to the Underwriters;

  0          to prospective underwriting syndicate members;

  264        to prospective dealers; and

  3,736      to prospective investors and others.

TOTAL	4,500

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MAXIM GROUP LLC, as representative
of the underwriters

By: /s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Director of Investment Banking